**Exemption No. 82-35007**

# RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2009 MAY 18 A 3:-4

**Reliance Capital Limited**
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2009

09046067

**SUPPL**

**Mr. Paul M. Dudek**
**Securities and Exchange Commission**
**Division of Corporate Finance**
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549,
USA

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

| Sl. No. | Document | Regulation | Filed on /with |
|---|---|---|---|
| 1. | Audited Financial Results for the quarter as also the year ended March 31, 2009 | Clause 41 of the listing agreement | 30-4-2009 BSE & NSE |
| 2. | Secretarial Audit – Integrity of Capital for the quarter ended March 31, 2009 | SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002 | 30-4-2009 BSE & NSE |
| 3. | Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares within the stipulated time. | Clause 47C of the listing agreement | 30-4-2009 BSE & NSE |

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

Encls: a/a

**Exemption No. 82-35007**

RELIANCE Capital
Anil Dhirubhai Ambani Group

**Reliance Capital Limited**
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2009

**Mr. Paul M. Dudek**
**Securities and Exchange Commission**
**Division of Corporate Finance**
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549,
USA

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

| Sl. No. | Document | Regulation | Filed on /with |
|---|---|---|---|
| 1. | Audited Financial Results for the quarter as also the year ended March 31, 2009 | Clause 41 of the listing agreement | 30-4-2009 BSE & NSE |
| 2. | Secretarial Audit – Integrity of Capital for the quarter ended March 31, 2009 | SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002 | 30-4-2009 BSE & NSE |
| 3. | Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares within the stipulated time. | Clause 47C of the listing agreement | 30-4-2009 BSE & NSE |

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

Encls: a/a

Exemption No. 82-35009/c

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2009

**Mr. Bhushan Mokashi**
**Manager - CRD**
**Bombay Stock Exchange Limited**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

**BSE Scrip Code : 500111**

**The Manager**
**Listing Department**
**The National Stock Exchange of India**
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

**NSE Scrip Code : RELCAPITAL**

Dear Sir,

**Sub: Audited Financial Results for the year ended March 31, 2009 pursuant to Clause 41 of the Listing Agreement.**

In continuation to our earlier letter dated April 30, 2009, we enclose herewith Audited Financial Results (Standalone) for the quarter / year ended March 31, 2009

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**



Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

Exemption No. 82-35007

Reliance Capital
Anil Dhirubhai Ambani Group

# Audited Financial Results for the Quarter / year ended March 31, 2009

(Rs.in crore, except per share data)

| Sl. No. | Particulars | Quarter ended | | Year ended | |
|---|---|---|---|---|---|
| | | 31-03-09 | 31-03-08 | 31-03-09 | 31-03-08 |
| | | Audited | Audited | Audited | Audited |
| 1 | (a) Net Sales/Income from Operations | 847.23 | 797.07 | 2,947.44 | 2,066.98 |
| | (b) Other Operating Income | 3.75 | 2.22 | 27.41 | 7.61 |
| | Total | 850.98 | 799.29 | 2,974.85 | 2,074.59 |
| 2 | Expenditure | | | | |
| | a. Increase/decrease in stock in trade and work in progress | - | - | - | - |
| | b. Consumption of raw materials | - | - | - | - |
| | c. Purchase of traded goods | - | - | - | - |
| | d. Employees cost | 17.80 | 66.38 | 149.08 | 157.86 |
| | e. Depreciation | 6.02 | 6.49 | 21.22 | 17.09 |
| | f. Other expenditure | 126.89 | 109.15 | 533.22 | 325.24 |
| | g. Total | 150.71 | 182.02 | 703.52 | 500.19 |
| | (Any item exceeding 10% of the total expenditure to be shown separately) | | - | | - |
| 3 | Profit from Operations before Other Income, Interest and Exceptional Items (1-2) | 700.27 | 617.27 | 2,271.33 | 1,574.40 |
| 4 | Other Income | 32.22 | - | 42.44 | 5.20 |
| 5 | Profit before Interest and Exceptional Items (3+4) | 732.49 | 617.27 | 2,313.77 | 1,579.60 |
| 6 | Interest | 360.55 | 184.03 | 1,236.75 | 408.15 |
| 7 | Profit after Interest but before Exceptional Items (5-6) | 371.94 | 433.24 | 1,077.02 | 1,171.45 |
| 8 | Exceptional items | - | - | - | - |
| 9 | Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8) | 371.94 | 433.24 | 1,077.02 | 1,171.45 |
| 10 | Tax expense | | | | |
| | Current Tax ( including Fringe Benefit Tax) | 44.00 | 46.75 | 126.00 | 131.50 |
| | Deferred Tax | (3.50) | - | (17.00) | 14.50 |
| 11 | Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10) | 331.44 | 386.49 | 968.02 | 1,025.45 |
| 12 | Extraordinary Item (net of tax expense Rs. ________) | - | - | - | - |
| 13 | Net Profit(+)/ Loss(-) for the period (11-12) | 331.44 | 386.49 | 968.02 | 1,025.45 |
| 14 | Paid-up equity share capital (Face Value of the Share shall be indicated) | 246.16 | 246.16 | 246.16 | 246.16 |
| 15 | Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year | 6,747.08 | 5,779.06 | 6,747.08 | 5,779.06 |
| 16 | Earnings Per Share (EPS) | | | | |
| | a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized) | 13.49 | 15.74 | 39.41 | 41.75 |
| | b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized) | 13.49 | 15.74 | 39.41 | 41.75 |
| 17 | Public Shareholding | | | | |
| | - No. of shares | 11 25 58 995 | 11 28 08 081 | 11 25 58 995 | 11 28 08 081 |
| | - Percentage of shareholding | 45.82 | 45.92 | 45.82 | 45.92 |
| 18 | Promoters and promoter group Shareholding ** | | | | |
| | a) Pledged/Encumbered | | | | |
| | - Number of shares | 98 93 179 | | 98 93 179 | |
| | - Percentage of shares (as a % of the total shareholding of promoter and promoter group) | 7.53 | | 7.53 | |
| | - Percentage of shares (as a% of the total share capital of the Company) | 4.03 | | 4.03 | |
| | b) Non-encumbered | | | | |
| | - Number of Shares | 12 14 89 095 | | 12 14 89 095 | |
| | - Percentage of shares (as a % of the total shareholding of promoter and promoter group) | 92.47 | | 92.47 | |
| | - Percentage of shares (as a% of the total share capital of the Company) | 49.46 | | 49.46 | |

RELIANCE Capital
Anil Dhirubhai Ambani Group

## Audited Segment reporting for the quarter / year ended March 31, 2009

(Rs. In crore)

| | Particulars | Quarter ended | | Year ended | |
|---|---|---|---|---|---|
| | | 31-03-09 | 31-03-08 | 31-03-09 | 31-03-08 |
| | | Audited | Audited | Audited | Audited |
| 1 | **Segment Revenue** | | | | |
| | **(a) Finance & Investments** | 583.22 | 604.22 | 1,814.04 | 1,685.21 |
| | (b) Consumer Finance | 299.98 | 195.07 | 1,203.25 | 394.58 |
| | **Total** | 883.20 | 799.29 | 3,017.29 | 2,079.79 |
| | Less: Inter Segment Revenue | - | - | - | - |
| | **Net sales from Operations** | 883.20 | 799.29 | 3,017.29 | 2,079.79 |
| 2 | **Segment Results** | | | | |
| | (a) Finance & Investments | 362.35 | 421.31 | 986.47 | 1,159.33 |
| | (b) Consumer Finance | 1.96 | 15.19 | 91.65 | 36.11 |
| | (c) Unallocated | - | - | - | - |
| | **Total** | 364.31 | 436.50 | 1,078.12 | 1,195.44 |
| | Less: (i) Interest** | | | | |
| | (ii) Other Un-allocable Expenditure net off | 7.63 | (3.26) | (1.10) | (23.99) |
| | (iii) Un-allocable income | - | - | - | - |
| | **Total Profit Before Tax** | 371.94 | 433.24 | 1,077.02 | 1,171.45 |
| 3 | **Capital Employed** | | | | |
| | (a) Finance & Investments | 5,761.69 | 5,036.87 | 5,761.69 | 5,036.87 |
| | (b) Consumer Finance | 1,122.52 | 890.62 | 1,122.52 | 890.62 |
| | (c) Unallocated | | - | | - |
| | **Total** | 6,884.21 | 5,927.49 | 6,884.21 | 5,927.49 |

Notes :

1 The previous financial year / period figures have been regrouped / reclassified wherever necessary to confirm to current Quarter's presentation.

2 The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted within India, there is no separate reportable geographical segment.

3 The Board of Directors have recommended a dividend of Rs.6.50 per share of face value of Rs.10/- each for the year subject to the approval of the members of the Company.

4 The number of investor complaints pending as on January 1, 2009 were NIL, the complaints received during the period January 1, 2009 to March 31, 2009 were 205 the complaints resolved during the period were 205 and pending unresolved as of March 31, 2009 were NIL.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on April 30, 2009 approved the above results and its release.

for Reliance Capital Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: April 30, 2009

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2009

**Mr. Bhushan Mokashi**
**Manager - CRD**
**Bombay Stock Exchange Limited**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

**The Manager**
**Listing Department**
**The National Stock Exchange of India**
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

**BSE Scrip Code : 500111**

**NSE Scrip Code : RELCAPITAL**

Dear Sir,

**Sub: Audited Financial Results for the year ended March 31, 2009 pursuant to Clause 41 of the Listing Agreement.**

In continuation to our letter dated April 22, 2009, we wish to inform you that at the meeting of the Board of Directors of the Company held today i.e. April 30, 2009, the Board inter alia, approved audited annual accounts and recommended a dividend of Rs.6.50 on equity share of Rs.10/- each for the financial year ended March 31, 2009.

We give particulars required to be furnished under clause 20 and clause 41 of listing agreement for the year ended March 31, 2009.

We also enclose herewith the media release of the Company for your information.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

*Encl: As above*



c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

- **Total Assets of the company stood at Rs. 24,260 crore (US$ 4.8 billion)**,an increase of 142% over the previous year

At the meeting held today,. **the Board has approved payment of dividend of Rs. 6.50 per share on a capital base of Rs. 246.16 crore.** The dividend payout has increased by 18% from Rs. 158 crore to Rs. 187 crore (US$ 37 million) for the year ended March 31, 2009.

**Net worth:**

As on March 31, 2009, the **net worth of the company stood at Rs 7,491 crore (US$ 1.5 billion)**, an increase of 15% over the previous year

**The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.**

**Credit Rating:**

The Company has a debt equity ratio of 1.9 as on March 31, 2009, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

**Operational Review:**

As on March 31, 2009, the **total assets of the company stood at Rs 24,260 crore (US$ 4.18 billion)**, an increase of 32% over the previous year.

The investment portfolio of listed equities as on March 31, 2009, amounted to Rs 1,895 crore (US$ 372 million), at cost.

The company has **not raised any fixed deposits** from the public.

**With effect from January 12, 2009**, Reliance Capital was included in the S&P CNX Nifty – a leading index for large companies on National Stock Exchange.

**Group Companies:**

**Reliance Capital Asset Management (RCAM)**

- The average assets under management (AAUM) of the Indian mutual fund industry declined by 7% - from 5,30,085 crore for March 2008 to Rs. 4,93,286 crore for March 2008. In line with this, during the same period, the **AAUM for Reliance Mutual Fund (RMF)** declined from Rs. 90,938 crore to **Rs. 80,963 crore (US$ 15.9 billion).** However, RMF continued to **be India's No.1 Mutual Fund** with a **market share of 16.4%**

- Number of investors in RMF increased to **71.7 lakhs** as on March 31, 2009 against **63.9 lakhs** as on March 31, 2008, highest amongst the private sector mutual funds

- The **net profit of RCAM was Rs. 126 crore (US$ 274 million)** for the year, as against Rs. 150 crore for the corresponding previous period, reflecting the lower average AUM

- As on March 31, 2008 there were a total of 38 schemes comprising 16 equity oriented schemes, 21 debt oriented schemes and 1 gold exchange traded fund

- RMF had a presence across 341 locations in India, as on March 31, 2009

- During the year, RMF won several prestigious awards

    - **"Most Trusted Mutual Fund"** by AC Nielsen/ORG MARG – for 3 consecutive years
    - **"Equity Fund House of the Year 2008"** award by Morning Star, global leader in financial research
    - **"Best Fund House of the Year 2008"** - India category" by Asia Asset Management
    - **Lipper award** for its performance in Reliance Banking Fund for period of 3 years in the Gulf

- RCAM was appointed as one of the fund managers by the Employees Provident Fund Organization (EPFO). A hugely prestigious account, EPFO has entrusted **Rs. 27,575 crore (US$ 5.4 billion)** to RCAM, for investment management.

- RCAM was also appointed as one of the six asset managers by The Pension Fund Regulatory and Development Authority (PFRDA) to manage money under the new pension scheme. RCAM is the only private sector asset management company which has been selected to manage funds for both - EPFO and the new pension scheme

**Reliance Life Insurance**

- During the year, the Indian life insurance industry recorded new business premium of **Rs. 87,108 crore (US$ 19 billion)** as against Rs. 92, 989 crore in the previous year, a decrease of 6%. Against this, Reliance Life Insurance recorded **New Business Premium** of **Rs. 3,514 crore (US$ 547 million)** for the year as compared to Rs. 2,751 crore in the previous year, **an increase of 28%.**

- **Reliance Life Insurance has maintained its position amongst the top four** (in terms of monthly new business premium) **private sector life insurance companies in India**

- Reliance Life Insurance is one of the fastest growing life insurance companies in India with a **private sector market share of 10.3%** - up from 8.1% for the previous year

- The **policyholders funds under management** increased to **Rs. 5,895 crore (US$ 1.2 billion)** as at March 31, 2009 against Rs. 3,555 crore as at March 31, 2008 – an increase of 65%

- **Total number of policies** in force as on March 31, 2009 were **33,03,165** as against **14,48,200** as on March 31, 2008, an increase of 128%

- **The distribution network** was increased to **1,145 branches** at the end of March 31, 2009 against 745 branches at the end of March 31, 2008

- **The number of agents** at the end of the year was as **1,49,613** as against 1,84,233 agents at the end of the previous year, a decrease of 19%, reflecting the emphasis on productivity

- During the year, **Rs. 1,229 crore (US$ 268 million) of capital** was infused into the life insurance business, taking the total capital invested till date to **Rs. 2,743 crore (US$ 538 million)**

- During the year, 8 new life insurance policies were launched, viz. Reliance Super Invest Assure plan, Reliance Super Invest Assure Plus Plan , Reliance Guaranteed Return Plan Series I Insurance , Reliance Guaranteed Return Plan Series I Pension , Reliance Group Savings Linked Insurance Plan , Reliance Group Credit Shield Plan, Reliance Imaan Investment Plan and Reliance Savings Linked Insurance Plan

**Reliance Consumer Finance**

- Reliance Consumer Finance offers a wide range of products which include Personal loans, Vehicle loans (car and commercial), Home loans, Loan against property and SME loans

- As on March 31, 2009, the loan book was brought down to **Rs. 8,576 crore (US $ 1.7 billion)**, as against Rs. 8,902 crore as on December 31, 2008, in response to the prevailing environment

- RCF generated revenues of **Rs. 1,200 crore (US$ 261 million)** for the year ended March 31, 2009, as against Rs. 395 crore for the corresponding previous period – **an increase of 204%**

- RCF declared a profit before tax of **Rs. 91 crore (US $ 20 million)** for the year ended March 31, 2009, as against Rs. 36 crore for the corresponding previous period – **an increase of 152%**

- Reliance Capital received approvals from RBI and National Housing Bank to set up separate subsidiaries for consumer finance and home finance respectively. These subsidiaries, **capitalized with Rs. 101 crore (US$ 20 million)** each as on March 31, 2009, have commenced business operations

**Reliance Money**

- **Reliance Money is the one of the leading brokerage and distributor of financial products in India with more than 3 million customers**

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards

- Reliance Money generated revenues of Rs. 352 crore (US $ 77 million) for the year ended March 31, 2009, as against Rs. 239 crore – an increase of 48%

- Reliance Money declared a profit before tax of **Rs. 37 crore (US $ 8 million)** for the year ended March 31, 2009, as against Rs. 10 lakh for the corresponding previous period

- As on March 31, 2009, Reliance Money had a **distribution network of over 10,000 outlets** in over **5,100 locations**

- Reliance Money's **average daily volume** on the stock exchanges was **Rs. 1,500 crore**, representing approximately **2.7% of the total stock exchange volume**

**Reliance General Insurance**

- **Reliance General Insurance has maintained its position amongst the top three** (in terms of monthly gross written premium) **private sector General insurance companies in India**

- **Gross Direct Premium** for the year ended March 31, 2009 was virtually unchanged at **Rs 1,915 crore (US$ 417 million)** as against Rs. 1,946 crore in the corresponding previous period. The pace of growth was moderated in response to the general economic slowdown and the ongoing focus on improved profitability as against topline revenues.

- Reliance General Insurance **brought down the loss** for the year ended March 31, 2009 to **Rs. 50 crore (US$ 11 million)** as against a loss of Rs. 163 crore for the corresponding previous period.

- The distribution network at the end of March 31, 2009 was at 200 branches

- During the year, **Rs. 160 crore (US$ 35 million) of capital** was infused into the general insurance business, taking the total capital invested till date to **Rs. 801 crore (US$ 157 million)**

- Reliance General Insurance (RGI) offers auto insurance, health insurance, home insurance, property insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

**Shareholding Pattern as on March 31, 2009:**

| Category | No. of Shares | Shareholding (%) |
|---|---|---|
| Reliance Anil Dhirubhai Ambani Group | 13,13,82,274 | 53.5% |
| Foreign Investors – FIIs, GDRs, NRIs and others | 5,31,58,548 | 21.6% |
| Domestic institutions/ Banks/ Mutual Funds | 1,00,24,858 | 4.1% |
| Indian public – 1.4 million shareholders | 5,10,67,120 | 20.8% |
| **TOTAL** | **24,56,32,800** | **100** |

**Background:**

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 110,000 crore (US$ 22 billion), net worth in excess of Rs. 58,000 crore (US$ 11 billion), cash flows of Rs. 12,000 crore (US$ 2 billion) and net profit of Rs. 8,000 crore (US$ 2 billion).

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

## Audited Consolidated Financial Results for the quarter / year ended March 31, 2009

(Rs.in crore, except per share data)

| Sl. No. | Particulars | Quarter ended | | Year ended | |
|---|---|---|---|---|---|
| | | 31-03-09 | 31-03-08 | 31-03-09 | 31-03-08 |
| | | Audited | Audited | Audited | Audited |
| 1 | **(a) Net Sales/Income from Operations** | **1,537.44** | 1,634.69 | **5,948.68** | 4,792.67 |
| | (b) Other Operating Income | **9.44** | 0.02 | **27.41** | 121.32 |
| | **Total** | **1,546.88** | 1,634.71 | **5,976.09** | 4,913.99 |
| 2 | Expenditure | | | | |
| | a. Increase/decrease in stock in trade and work in progress | - | - | - | - |
| | b. Consumption of raw materials | - | - | - | - |
| | c. Purchase of traded goods | - | - | - | - |
| | d. Employees cost | **132.94** | 149.49 | **554.07** | 403.22 |
| | e. Depreciation | **17.06** | 19.20 | **56.71** | 41.21 |
| | f. Other expenditure | **230.12** | 352.85 | **1,192.01** | 1,331.87 |
| | g. Premium paid on Reinsurance Ceded | **150.95** | 173.64 | **675.76** | 766.50 |
| | h. Claims Incurred | **314.82** | 305.38 | **1,072.89** | 750.68 |
| | i. Total | **845.89** | **1,000.56** | **3,551.44** | **3,293.48** |
| | (Any item exceeding 10% of the total expenditure to be shown separately) | | | | |
| 3 | Profit from Operations before Other Income, Interest and Exceptional Items (1-2) | **700.99** | 634.15 | **2,424.65** | 1,620.51 |
| 4 | Other Income | **32.12** | - | **43.34** | 5.20 |
| 5 | Profit before Interest and Exceptional Items (3+4) | **733.11** | 634.15 | **2,467.99** | 1,625.71 |
| 6 | Interest | **364.69** | 184.78 | **1,263.84** | 409.97 |
| 7 | Profit after Interest but before Exceptional Items (5-6) | **368.42** | 449.37 | **1,204.15** | 1,215.74 |
| 8 | Exceptional items | - | - | - | - |
| 9 | Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8) | **368.42** | 449.37 | **1,204.15** | 1,215.74 |
| 10 | Tax expense | | | | |
| | Current Tax | **58.75** | 76.72 | **197.59** | 192.87 |
| | Deferred Tax | **(2.32)** | (0.86) | **(16.50)** | 12.63 |
| 11 | Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10) | **311.99** | 373.51 | **1,023.06** | 1,010.24 |
| 12 | Extraordinary Item (net of tax expense Rs. ________) | - | - | - | - |
| 13 | Less: Minority Interest (Net of tax expenses Rs.-_ ) | **(1.18)** | (6.18) | **(7.84)** | (6.18) |
| 14 | Net Profit(+)/ Loss(-) for the period (12-13) | **310.81** | 367.33 | **1,015.22** | 1,004.06 |
| 15 | Share of Profit / (Loss) of Associates | **0.83** | (1.76) | **0.45** | 5.00 |
| 16 | Net profit after Minority interest and share of profit | **311.64** | 365.57 | **1,015.67** | 1,009.06 |
| 17 | Paid-up equity share capital (Face Value of the Share shall be indicated) | **246.16** | 246.16 | **246.16** | 246.16 |
| 18 | Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year | **7,358.26** | 6,363.53 | **7,358.26** | 6,363.53 |
| 19 | Earnings Per Share (EPS) | | | | |
| | a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized) | **12.59** | 15.02 | **41.35** | 41.08 |
| | b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized) | **12.59** | 15.02 | **41.35** | 41.08 |

## Audited Consolidated Segment reporting for the quarter / year ended March 31, 2009

(Rs. In crore)

| Sl. No. | Particulars | Quarter ended | | Year ended | |
|---|---|---|---|---|---|
| | | 31-03-09 | 31-03-08 | 31-03-09 | 31-03-08 |
| | | Audited | Audited | Audited | Audited |
| 1 | **Segment Revenue** | | | | |
| | a Finance & Investments | **610.45** | 618.10 | **1,875.21** | 1,703.55 |
| | b Asset Management | **89.47** | 190.46 | **390.73** | 455.79 |
| | c General Insurance | **541.67** | 644.42 | **2,311.61** | 2,346.12 |
| | d Consumer Finance | **299.98** | 195.07 | **1,203.25** | 394.58 |
| | e Others | **37.44** | 23.86 | **238.64** | 56.34 |
| | **Total** | **1,579.00** | 1,671.91 | **6,019.43** | 4,956.38 |
| | Inter segment | **-** | (37.28) | **-** | (37.28) |
| | Net Sales | **1,579.00** | 1,634.63 | **6,019.43** | 4,919.10 |
| 2 | Segment Results | | | | |
| | a Finance & Investments | **382.94** | 429.18 | **1,037.51** | 1,159.33 |
| | b Asset Management | **17.56** | 112.51 | **114.73** | 193.10 |
| | c General Insurance | **(29.23)** | (89.34) | **(50.17)** | (162.84) |
| | d Consumer Finance | **1.96** | 15.19 | **91.65** | 36.11 |
| | e Others | **(12.44)** | (14.88) | **11.53** | 14.04 |
| | **Total** | **360.79** | 452.66 | **1,205.25** | 1,239.74 |
| | Unallocated expenses | **7.63** | (3.26) | **(1.10)** | (23.99) |
| | Profit before Tax | **368.42** | 449.40 | **1,204.15** | 1,215.75 |
| 3 | Capital Employed | | | | |
| | a Finance & Investments | **6,605.93** | 5,733.56 | **6,605.93** | 5,733.56 |
| | b Asset Management | **46.81** | 67.72 | **46.81** | 67.72 |
| | c General Insurance | **631.60** | 493.85 | **631.60** | 493.85 |
| | d Consumer Finance | **1,122.52** | 890.62 | **1,122.52** | 890.62 |
| | e Others | **455.13** | 73.70 | **455.13** | 73.70 |
| | Inter-Segment Elimination | **(1,287.23)** | (700.55) | **(1,287.23)** | (700.55) |
| | **Total** | **7,574.76** | 6,558.90 | **7,574.76** | 6,558.90 |

Notes :

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are :
Reliance Capital Asset Management Limited, Reliance Capital Trustee Co. Limited, Reliance General Insurance Company Limited, Reliance Gilts Limited, Reliance Asset Management (Singapore) Pte. Limited, Reliance Asset Management (Mauritius) Limited, Reliance Equity Advisors (India) Limited, Reliance Money Express Limited, Medybiz Private Limited, Net Logistics Private Limited, Reliance Capital Research Private Limited, Reliance Technology Ventures Private Limited, Reliance Capital Markets Private Limited, Reliance Capital Asset Management (UK) Plc., Reliance Consultants (Mauritius) Limited, Reliance Equities International Private Limited, Reliance Home Finance Private Limited, Reliance Capital Services Private Limited, Reliance Capital (Singapore) Pte. Limited, Reliance Consumer Finance Private Limited, Reliance Securities Limited, Reliance Prime International Limited, Reliance Commodities Limited, Reliance Financial Limited, Reliance Alternative Investments Services Private Limited, Reliance Capital Pension Fund Limited, Reliance Capital Partners (Partnership Firm) and Reliance Capital Infrastructure Partners (Partnership Firm)

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

**Reliance Capital Limited**
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2009

**Shri Chirag Sodawaterwalla**
**DCS – Listing**
**Bombay Stock Exchange Limited**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

**The Manager**
**Listing Department**
**The National Stock Exchange of India**
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

**BSE Scrip Code : 500111**

**NSE Scrip Symbol : RELCAPITAL**

Dear Sir,

**Sub: Secretarial Audit - Integrity of Capital**
**Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002**

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended March 31, 2009 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors at their Meeting held on April 30, 2009 and was duly noted by the Board.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

BOMBAY STOCK EXCHANGE LTD
04 MAY 2009
CONTENTS NOT VERIFIED

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

# dayal and lohia
chartered accountants

**The Board of Directors**
**Reliance Capital Limited**
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

## SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** ( hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

| | | |
|---|---|---|
| 1 | For Quarter Ended | **March 31, 2009** |
| 2 | ISIN | INE013A01015 |
| 3 | Face Value | Rs.10/- per Equity Share |
| 4 | Name of the Company | Reliance Capital Limited |
| 5 | Registered Office Address | H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 |
| 6 | Correspondence Address | 570, Naigaon Cross Road, Next to Royal Indl Estate, Wadala - Mumbai 400031 |
| 7 | Telephone & Fax Nos. | Tel. No.: 022 30479204 & Fax. No.: 022 30327202 |
| 8 | Email address | mohan.vellore@relianceada.com |
| 9 | Names of the Stock Exchanges where the company's securities are listed | 1. Bombay Stock Exchange Limited (BSE)<br>2. National Stock Exchange of India Limited. (NSE) |

| | | Number of Shares | % of Total Issued Cap. |
|---|---|---|---|
| 10 | Issued Capital | 24 69 77 006 | 100.00 |
| 11 | Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above | 24 56 32 800 | 99.46 |
| 12 | Held in dematerialised form in CDSL | 86 80 755 | 3.53 |
| 13 | Held in dematerialised form in NSDL | 22 99 84 366 | 93.63 |
| 14 | Physical | 69 67 679 | 2.84 |
| 15 | Total No. of Shares (12+13+14) | 24 56 32 800 | 100.00 |

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

16 Reasons for difference if any, between:

| | |
|---|---|
| a) (10&11): | Forfeiture of Shares |
| b) (10&15): | Forfeiture of Shares |
| c) (11&15): | **NA** |

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

| Particulars*** | No. of Shares. | Applied / Not Applied for listing | Listed on Stock Exchanges (Specify Names) | Whether intimated to CDSL | Whether intimated to NSDL | In-prin. appr. Pending from SE (Specify Names) |
|---|---|---|---|---|---|---|

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

| | |
|---|---|
| 18 Register of Members is updated (Yes / No) | YES |
| if not, updated upto which date | NA |
| 19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA |
| 20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA |

21 Mention the total no. of requests, if any, confirmed after 21 days and the totai no. of requests pending beyond 21 days with the reasons for delay :

| Total No. of demat requests | No.of Requests | No. of shares | Reasons for delay |
|---|---|---|---|
| Confirmed After 21 Days | 9 | 36 | Delay in receipt of Physical DRFs & Share Certificates from DP. |
| | 5 | 238 | Rejected since Physical DRFs & Share Certificates not received from DP within 30 days. |
| **Total** | **14** | **274** | |
| Pending for more than 21 days | 2 | 103 | Non-receipt of Physical DRFs & Share Certificates from DP |
| **Total** | **2** | **103** | |

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

dayal & lohia
chartered accountants

| | | |
|---|---|---|
| 22 | Name, Telephone & Fax No. of the Compliance Officer of the Co. | Shri. V R Mohan<br>Tel No.: 022 - 30479204<br>Fax No.:022 - 30327202 |
| 23 | Name, Address, Tel. & Fax No., Regn. No. of the Auditor | M/s. Dayal and Lohia<br>Chartered Accountants<br>Kamanwala Chambers, 1st Floor,<br>Office No. 6 & 7, Sir. P M Road,<br>Fort, Mumbai - 400 001<br>Tel No.: 022 - 66372969 - 2970<br>Fax No.: 022 - 66372949 |
| | | Name & Regn. No. of the Partner :<br>Shri Anil Lohia - 31626 |
| 24 | Appointment of common agency for share registry work if yes (name & address) | Karvy Computershare Pvt. Ltd.<br>Plot No. 17-24, Vittal Rao Nagar<br>Madhapur, Hyderabad - 500 081 |

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

**FOR DAYAL & LOHIA**
**CHARTERED ACCOUNTANTS**

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

**ANIL LOHIA**
**PARTNER**
**M. No. : 31626**

Place: Mumbai
Date : 08-Apr-09

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

**Reliance Capital Limited**
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 30, 2009

**Mr. Naresh Pandya**
**DCS- CRD**
**Bombay Stock Exchange Limited**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

**BSE Scrip Code: 500111**

**The Manager**
**Listing Department**
**The National Stock Exchange of India**
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

**NSE Scrip Symbol: RELCAPITAL**

Dear Sir,

**Certificate under Clause 47(c) of the Listing Agreement**

We enclose herewith a certificate for the half-year ended March 31, 2009 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**



**V. R. MOHAN**
**COMPANY SECRETARY & MANAGER**

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Exemption No. 82-35007

**bhupendra k. shroff**
m.com., ll.b.(advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir v. thakersey marg,
bombay - 400 020.
Tel. : 22035948, 22031048

# CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, 'Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad - 500 081' has in relation to the half-year ended on March 31, 2009, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

30.04.09

Place: Mumbai
Date: April 30, 2009

**BHUPENDRA K. SHROFF**
**Company Secretary**
**C.P. No.116**

bhupendra k. shroff
504, dalamal chambers,
29, sir. v. thackersey marg,
bombay-400 020.